Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	18,159	19,764	18,290	19,877
Net income available to common shareholders	$10,306	$11,929	$22,900	$22,004
Net income per share—basic	$0.57	$0.60	$1.25	$1.11
NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	18,159	19,764	18,290	19,877
Net effect of dilutive stock options based on the treasury stock method using the average market price	210	204	219	213
Total	18,369	19,968	18,509	20,090
Net income available to common shareholders	$10,306	$11,929	$22,900	$22,004
Net income per share—diluted	$0.56	$0.60	$1.24	$1.10